Schedule 13(D)
Amendment No. 1

ITEM 1:

Class:	Common Stock

Name of Issuer:

	Friedman Industries, Inc.
	4001 Homestead Road
	P. O. Box 21147
	Houston, TX  77028
	Common Stock

ITEM 2:

(a) Name:		Jack Goldstein
(b) Address:		P. O. Box 1688, Manhattan, KS  66505
(c) Occupation:		Chairman of the Board
    Company:		Steel & Pipe Supply Company
			P. O. Box 1688
			Manhattan, KS  66505
(d) Convictions:	None
(e) Legal Actions:	None
(f) Citizenship:	United States

ITEM 3:

	Source of Funds:		Personal Funds and Margin Account with
					Smith, Barney
					9665 Wilshire Boulevard
					Suite 600
					Beverly Hills, CA  90212
					Broker:  Larry DiGioia
	Amount:				$750,650 - Approximately

ITEM 4:


(a) Reporting person has disposed of approximately 2% of the outstanding common stock
(b) N/A
(c) N/A
(d) N/A
(e) N/A
(f) N/A
(g) N/A
(h) N/A
(i) N/A
(j) N/A

ITEM 5:

	(a) 	240,200 shares
	(b)	Sole Power to Vote:		240,200
		Shared Power to Vote:		0
		Sole Power to Dispose:		240,200
		Shared Power to Dispose:	0
	(c)	N/A
	(d) 	N/A
	(e) 	N/A

ITEM 6:

	None